SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2013 and 2012, and are presented on pages 2 through 13.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2013 and 2012

with Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation Pension Committee and the Board of Directors

Horace Mann Educators Corporation:

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 27, 2014

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$77,223,768	$62,271,865
Fixed fund	50,694,903	50,169,773
Horace Mann Educators Corporation Common Stock, at fair value	3,988,425	3,030,505

Total investments	131,907,096	115,472,143
Notes receivable from participants	2,619,965	2,179,523
Accrued interest	200,283	190,935
Cash	169,409	230,109

Total assets	134,896,753	118,072,710
Liabilities
Accrued administrative expenses	66,855	69,099
Accrued liability	4,998	—

Total liabilities	71,853	69,099

Net assets available for benefits	$134,824,900	$118,003,611

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:
Investment income:
Net unrealized appreciation of investments	$13,587,274
Net realized appreciation of investments	3,903,956
Interest	2,322,060
Dividends	105,301

19,918,591
Contributions:
Employer	2,781,417
Participants	6,373,493

Total additions	29,073,501
Deductions from net assets attributed to:
Benefits paid to participants	(11,996,669)
Administrative fees	(255,543)

Total deductions	(12,252,212)

Net increase during year	16,821,289
Net assets available for benefits
Beginning of year	118,003,611

End of year	$134,824,900

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1)	General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC) and also the Plan Administrator. HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

All employees hired after January 1, 2008, are subject to the Plan’s “auto-enrollment” provision which provides for an automatic 3% deferral of their eligible compensation. However, new hires or other participants can elect to decrease or stop their contributions at any time. The Company contributes 3% of each eligible employee’s compensation to the Plan. Participants can also voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). Contributions are self-directed by the participant to any or all of 22 investment options. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral. All employee and Company contributions and associated investment results are 100% vested. Based on the current Company contribution level and immediate vesting, the Plan is considered in “safe harbor” and is not subject to discrimination testing requirements.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, eligible compensation for purposes of contributions was limited to $255,000 and $250,000 in 2013 and 2012, respectively.

The total pre-tax participant contributions were limited to $17,500 and $17,000 in 2013 and 2012, respectively. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,500 in both 2013 and 2012.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,073 and 2,080 participants at December 31, 2013 and 2012, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. All assets of the Master Trust are specifically identified as to Plan ownership. At December 31, 2013 and 2012, the assets of the Plan represent 50% and 46% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis. An administration fee is deducted from the participant’s withdrawal proceeds.

Participants are eligible for a distribution of the Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the Company. In the event of financial hardship, as defined in the Plan document, participants may withdraw money from their accounts while they are still employed. Participants who have attained age 59  1⁄2 may request a distribution of all or a portion of the value of the account. Withdrawals by the participant before attaining age 59  1⁄2 are subject to IRS penalties.

(f)	Notes Receivable From Participants

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A loan administrative fee is deducted from the participant’s loan proceeds. Loans totaling $2,619,965 and $2,179,523 from 365 and 341 active participants were outstanding at December 31, 2013 and 2012, respectively. Interest rates charged on loans ranged from 4.25% to 9.25% in both 2013 and 2012. The loans are secured by the balance in the participant’s account and are carried at amortized cost.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The fixed fund is carried in the Statement of Net Assets Available for Benefits at contract value which approximates the fair value of this insurance contract. Changes in the investment in the fixed fund are recorded in the Statement of Changes in Net Assets Available for Benefits on a contract value basis.

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value of shares held by the Plan at year-end; and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Net Appreciation (Depreciation) of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Plan pays administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

Individual service fees associated with optional features or services offered under the Plan are charged separately to participant’s accounts.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds, fixed interest rate fund, and Horace Mann Educators Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$134,824,900	$118,003,611
Amounts allocated to deemed distributed loans	(162,168)	(111,553)

Net assets available for benefits per the Form 5500	$134,662,732	$117,892,058

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to Form 5500:

Benefits paid to participants per the financial statements	$11,996,669
Add: amounts allocated to deemed distributed loans at December 31, 2013	162,168
Less: amounts allocated to deemed distributed loans at December 31, 2012	(111,553)

Benefits paid to participants per the Form 5500	$12,047,284

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(i)	Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. There were no material subsequent events.

(3)	Investments

(a)	HMLIC Group Annuity Contract (Fixed Account and Separate Account)

Fixed Account

Within the HMLIC Group Annuity Contract, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2013 and 2012. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

HMLIC 401(K) Separate Account

The investments of the underlying mutual funds held by the HMLIC 401(K) Separate Account are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in the funds are reported at fair value using the accumulated unit value method (AUV).

(b)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2013 and 2012 consisted of 126,456 shares and 151,829 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2013 and 2012 of $31.54 and $19.96 per share, respectively.

(c)	Appreciation/(Depreciation) of Investments

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2013 as follows:

2013
Mutual funds	$15,910,372
Common Stock	1,580,858

$17,491,230

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(d)	Assets held by Plan

The following table presents investments held at December 31, 2013 and 2012:

Description of Investment	2013	2012
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund*	$7,619,018	$6,393,924
Wilshire VIT 2035 ETF Fund*	7,482,904	5,720,849
Fidelity VIP Mid Cap Portfolio	6,248,033	4,675,956
Wilshire 5000 Index Portfolio Institutional	5,374,148	3,652,069
Wilshire VIT Balanced Fund	5,216,920	4,816,981
T. Rowe Price Small Cap Value Fund	4,782,564	3,897,174
Wilshire VIT Small Cap Fund	4,156,297	—
Wilshire VIT Small Cap Growth Fund	—	3,197,830
T. Rowe Price Small Cap Stock Fund	4,119,258	3,077,814
Wilshire VIT 2025 ETF Fund	3,925,366	2,691,901
Fidelity VIP Growth Portfolio	3,797,951	3,256,003
Fidelity VIP Overseas Portfolio	3,424,725	2,606,210
Wilshire Large Company Growth Portfolio Institutional	3,252,542	2,598,049
Wilshire VIT 2015 ETF Fund	3,215,135	2,724,900
Wilshire VIT Income Fund	2,996,510	3,498,626
Wilshire VIT International Equity Fund	2,340,758	2,202,311
Wells Fargo Opportunity Fund	2,235,788	1,775,380
Wilshire VIT Socially Responsible Fund	2,079,431	1,756,884
Davis Value Portfolio	2,055,747	1,486,515
J.P. Morgan Insurance Trust US Equity Portfolio	1,639,398	1,087,617
Putnam VT Multi-Cap Growth Fund	1,261,275	1,154,872

Total funds	77,223,768	62,271,865
HMLIC Fixed Account*	50,694,903	50,169,773
Horace Mann Educators Corporation Common Stock	3,988,425	3,030,505

	$131,907,096	$115,472,143

*	Represents 5% or more of the Plan’s net assets held at year-end.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(4)	Fair Value of Financial Instruments

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include fixed maturity and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed securities, non-agency structured securities, corporate fixed maturity securities, and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012.

	Investments at Fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$3,988,425	$—	$—	$3,988,425
Mutual funds
Index funds	5,374,148	—	—	5,374,148
Balanced funds	48,540,131	—	—	48,540,131
Growth funds	12,468,065	—	—	12,468,065
Fixed Income	2,996,510	—	—	2,996,510
Other funds	7,844,914	—	—	7,844,914

Total mutual funds	77,223,768	—	—	77,223,768

HMLIC Fixed Account	—	50,694,903	—	50,694,903

Total investments, at fair value	$81,212,193	$50,694,903	$—	$131,907,096

	Investments at Fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$3,030,505	$—	$—	$3,030,505
Mutual funds
Index funds	3,652,069	—	—	3,652,069
Balanced funds	30,753,514	—	—	30,753,514
Growth funds	17,802,251	—	—	17,802,251
Fixed Income	3,498,626	—	—	3,498,626
Other funds	6,565,405	—	—	6,565,405

Total mutual funds	62,271,865	—	—	62,271,865

HMLIC Fixed Account	—	50,169,773	—	50,169,773

Total investments, at fair value	$65,302,370	$50,169,773	$—	$115,472,143

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

Supplemental Schedule

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

EIN: 37-0972590

Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	HMLIC 401(k) Separate Account:*
221,830	Wilshire VIT Equity Fund	$7,619,018
575,126	Wilshire VIT 2035 ETF Fund	7,482,904
89,144	Fidelity VIP Mid Cap Portfolio	6,248,033
274,605	Wilshire 5000 Index Portfolio Institutional	5,374,148
163,954	Wilshire VIT Balanced Fund	5,216,920
50,878	T. Rowe Price Small Cap Value Fund	4,782,564
194,493	Wilshire VIT Small Cap Fund	4,156,297
46,392	T. Rowe Price Small Cap Stock Fund	4,119,258
288,719	Wilshire VIT 2025 ETF Fund	3,925,366
60,091	Fidelity VIP Growth Portfolio	3,797,951
99,568	Fidelity VIP Overseas Portfolio	3,424,725
53,380	Wilshire Large Company Growth Portfolio Institutional	3,252,542
227,308	Wilshire VIT 2015 ETF Fund	3,215,135
116,431	Wilshire VIT Income Fund	2,996,510
136,959	Wilshire VIT International Equity Fund	2,340,758
35,156	Wells Fargo Opportunity Fund	2,235,788
80,790	Wilshire VIT Socially Responsible Fund	2,079,431
99,795	Davis Value Portfolio	2,055,747
65,914	J.P. Morgan Insurance Trust US Equity Portfolio	1,639,398
40,989	Putnam VT Multi-Cap Growth Fund	1,261,275

	Total funds	77,223,768
N/A	HMLIC Fixed Account*	50,694,903
126,456	Horace Mann Educators Corporation Common Stock*	3,988,425
	Participants Loans (756 loans, interest rates ranging from 4.25% to 9.25%, maturing January 31, 2014 to October 31, 2028)	2,619,965

		$134,527,061

*	Represents a party-in-interest.

All investments are participant-directed; therefore, historical cost information is not required.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 27 June 2014	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

\s\ Bret A. Conklin Bret A. Conklin Senior Vice President and Controller